UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
LOGITECH INTERNATIONAL S.A.
(Exact name of the registrant as specified in its charter)

Canton of Vaud, Switzerland	0-29174	None
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Logitech International S.A. EPFL - Quartier de l'Innovation 1015 Lausanne, Switzerland c/o Logitech Inc. 3930 North First Street, San Jose, California		95134
(Address of principal executive offices)		(Zip code)

Samantha Harnett, Chief Legal Officer (510) 713-4520
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of Logitech’s Conflict Minerals Report filed for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available on Logitech’s website at https://ir.logitech.com/financial-info/sec-filings/.
Logitech has adopted a Responsible Sourcing of Minerals Policy which can be found at https://www.logitech.com/content/dam/logitech/en/sustainability/pdf/resources/responsible-sourcing-minerals-policy-may-2024.pdf
The content on, or accessible through, any website referred to in this Form SD or the attached Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the attached Conflict Minerals Report.
Item 1.02 Exhibit
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Logitech has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LOGITECH INTERNATIONAL S.A.

/s/ JOHANNA (HANNEKE) FABER	May 28, 2025
Johanna (Hanneke) Faber
Chief Executive Officer

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